BRF S.A.

A Publicly Held Company
CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

MATERIAL FACT

In compliance with the provisions in paragraph 4 of Article 157 of Law 6,404, of December 15, 1976, and item XV of the sole paragraph of Article 2 of CVM Instruction 358 of January 3, 2002, BRF S.A. (“Company’) hereby discloses the following MATERIAL FACT:

The Board of Directors authorized, pursuant to item 11 of Article 19 of its Bylaws and to CVM Instruction 10, of February 14, 1980 (ICVM 10), the Company‘s share repurchase program (“Program”) to acquire up to one million, tree hundred eight-one thousand, nine hundred forty-six (1,381,946) book-entry common shares, with no par value, corresponding to 0.16% of its capital stock, excluding treasury shares, to be effective for fifteen (15) days, starting on September, 2nd , 2013.

The objective of the Program is to maintain the shares in treasury to eventually meet the needs of the “Stock Option Plan" and of the “Additional Stock Option Plan”, both approved at the Company’s Annual and Extraordinary Shareholders’ Meeting held on April 09, 2013. It shall be incumbent upon the Company’s Board of Executive Officers to determine the dates and number of shares to be effectively acquired, pursuant to the authorized limits and term of the Program.

In compliance with Article 18 of ICVM 10, the number of outstanding shares, as provided for in Article 5 of the Company’s Bylaws, is 812,132,209 book-entry, registered common shares with no par value. Therefore, considering the current number of treasury shares and the program’s limit for repurchase, the shares held in treasury will account for 0.28% of the free float.

The Program will use the funds from the Profit Reserve, as per the balance sheet for the fiscal year ended December 31, 2012, approved at the Annual and Extraordinary Shareholders’ Meeting held on April 09, 2013, which is currently R$2,261,079 thousand.

The Company’s Board of Executive Officers is herein authorized to take all measures deemed necessary to carry out the above resolution.

The acquisition price shall not be higher than the market value of the shares. The shares will be acquired at the trading sessions of the BM&FBOVESPA, through the intermediaries institutions Bradesco S.A. Corretora de Títulos e Valores Mobiliários, at Av. Paulista, 1450, 7º andar, Bela Vista, in the city and state of São Paulo, SP, Corporate Taxpayer’s ID (CNPJ) 61.855.045/0001-32 and Itaú Corretora de Valores S.A., at Av. Brigadeiro Faria Lima, 3.400 - 10º andar, in the city and state of São Paulo, Corporate Taxpayer’s ID (CNPJ) 61.194.353/0001-64.

São Paulo-SP, August 30, 2013

Leopoldo Viriato Saboya

Chief Financial, Administration

and Investor Relations Officer